Exhibit 4.76

Dated May 20, 2014

(1) Vedanta Resources Plc

(2) Sesa Sterlite Limited

OUTSOURCING SERVICES AGREEMENT

AGREEMENT dated May 20, 2014

BY AND BETWEEN

Vedanta Resources Plc (Reg No. 04740415), a company registered under the laws of England & Wales and whose registered office is at 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ (hereinafter referred to as VR Plc or the Customer which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors);

AND

Sesa Sterlite Limited, a company registered under the laws of India and whose registered office is at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa -403001 (hereinafter referred to as SSL or the Service Provider which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors).

VR Plc and SSL shall individually be referred to as Party and collectively as Parties.

WITNESSETH:

WHEREAS VR Plc is the ultimate parent company of SSL and various other group companies in India and across the world and SSL with its assets across metals and minerals and operations across India has a pool of resources in the accounting function.

WHEREAS VR Plc, the Customer wishes to receive complete accounting function services from SSL, the Service Provider and the Service Provider hereby agrees to provide such services on the terms of this Agreement.

NOW THEREFORE, IN CONSIDERATION OF MUTUAL PROMISES AND COVENANTS, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Interpretation

In this Agreement (which expression includes the recitals, the schedules and any attachments hereto) the following words and phrases shall, unless the context otherwise requires, have the following meanings:

1.1	Commencement Date: 1st April 2013;

1.2	Equipment shall mean equipment provided by the Customer for the provision of the Services by the Service Provider from time to time;

1.3	Intellectual Property shall mean property in which intellectual property rights of whatever nature (including but not limited to patents, trade marks, database rights and present and future copyright) subsist and, where the context so admits, includes such intellectual property rights;

1.4	Services shall mean such accounting, treasury and related services as the Customer may request the Service Provider to provide from time to time to the Customer and to its subsidiary companies as the customer may direct.

1.5	Service Charges shall have the meaning set forth in clause 5.1;

2.	Services

2.1	The Service Provider shall provide the Services at the Customer’s request:

(i)	with reasonable skill and care using personnel who possess a degree of skill and experience which is appropriate to the tasks to which they are allotted;

(ii)	in compliance with such standards, law and regulations as may apply to the Customer or be notified to the Service Provider from time to time; and

(iii)	in accordance with such service levels as the Parties may agree from time to time.

2.2	The Service Provider shall comply and will procure that its employees, agents and subcontractors comply with all of the Customer’s policies that apply to the Services, including any security and health and safety policies, in each case as the same are in force from time to time and are notified to the Service Provider.

3.	Use of Premises, Equipment and Third Party Products

3.1	Premises - Service Provider shall use its on premises or any of premises of its subsidiary to provide the Services to the Customer.

3.2	Equipment – The Customer shall allow the Service Provider to use the Equipment as is reasonably required for the purpose of rendering the Services. The Parties shall agree on authorisation procedures for such use from time to time. The Service Provider shall use the Equipment for the purpose of providing the Services only. The Service Provider shall use the Equipment with all reasonable skill and care and hereby indemnifies the Customer against all and any damage to the Equipment caused by persons using the same with the Service Provider’s authorisation.

3.3	Licences - The Customer hereby grants to the Service Provider, during the Term, a nonexclusive royalty-free licence to use, operate, copy and modify the Customer’s Intellectual Property for the purpose only of rendering the Services. The Parties shall co-operate to obtain the consents of third parties for the use by the Service Provider of any third party software, documentation and other materials (Third Party Products) (including, without limitation, software and know-how) which (i) the Customer is permitted to use; and (ii) is required by the Service Provider for the provision of the Services. The Service Provider shall assume all liability to third parties in respect of its use of any Third Party Products and shall indemnify the Customer against all costs, claims, damages or expenses arising from the Service Provider’s failure to adhere to the terms and conditions of agreements between the Customer and such third parties in respect of such Third Party Products. Additionally, the Service Provider shall seek necessary consents from Customer to secure necessary software in connection with rendering the Services.

4.	Service Charges and Payments

4.1	In consideration of the provision of the Services, the Customer shall pay to the Service Provider, a lump-sum fee, at cost plus a margin, of US$ 350,000 per annum subject to a 10% revision per annum (the “Service Charged”).

4.2	Unless agreed by the Parties to the contrary, the Customer shall issue the invoices to SSL in September and March in each year during the Term (hereinafter defined) for the fee in arrears together with any necessary substantiating documentation. The Service Provider shall pay each invoice within 45 days following receipt of the invoice. In case of any dispute on the fee, the Service Provider shall ensure payment of the undisputed portion of the fee and the Parties shall attempt to resolve the disputed items as soon as practicable in good-faith.

4.3	The Customer shall pay the gross fee to the Service Provider and in case of any withholding taxes, the Customer shall increase the fee amount to such extent that net fee after deduction of withholding tax shall equal the gross fee as calculated under this Agreement. In the event of withholding tax, the Customer shall provide the Service Provider with the necessary vouchers certifying the tax withheld.

4.4	All gross fee and all amounts payable under this Agreement are exclusive of service tax, GST (or any similar tax) which the Customer shall forthwith pay at the rate from time to time prescribed by law. The Service Provider shall provide the Customer with a valid invoice. The Service Provider shall provide reasonable assistance to the Customer to enable it to recover any tax so charged.

4.5	If the Customer fails to make any payment due to you under this Agreement, without prejudice to any other right or remedy available to it, the Service Provider may charge interest on the amount outstanding, at the rate of three per cent (3%) per annum. Such interest will be calculated from the date or last date for payment to the actual date of payment, both dates inclusive, and will be compounded quarterly. The Customer shall pay interest upon demand.

5.	Intellectual Property Rights

5.1	In the absence of prior written consent to the contrary by the Customer, all Intellectual Property created by the Service Provider or any employee, agent or subcontractor of the Service Provider in the course of performing the Services; or exclusively for the purpose of performing the Services shall vest in the Customer upon creation.

5.2	The Service Provider assigns to the Customer, with full title guarantee and free from all third party rights, all Intellectual Property arising from the performance of the Services and shall obtain waivers of all moral rights in respect of such Intellectual Property to which any individual is now or may be at any future time entitled under Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 or any similar provisions of law in any jurisdiction.

5.3	The Service Provider shall, promptly at the Customer’s request, do (or procure to be done) all such further acts and things and the execution of all such other documents as the Customer may from time to time require for the purpose of securing for the Customer the full benefit of this Agreement, including all right, title and interest in and to the Intellectual Property assigned to the Customer in accordance with this clause.

6.	Confidentiality

6.1

Except as required by law, the Parties shall keep confidential any information disclosed by one Party to the other in the course of Services being rendered under this Agreement or which may at any time until end of the Term comes into the other Party’s knowledge, possession or control and shall not use for any purpose other than those required or permitted by this Agreement and neither Party shall disclose the same to any third party (other than to its employees and other professional advisors on a need-be basis who agrees to undertake the confidentiality obligations as hereunder) without first obtaining the other Party’s prior written consent. For the purposes of this agreement information relating to the business of the Customer, its business systems, business processes and client and supplier lists are hereby deemed to be confidential information. These obligations of confidentiality shall cease to apply to any particular item of confidential information once it becomes public knowledge other than by any act or default of either Party.

6.2	At the end of the Term, both Parties shall immediately deliver to the other Party all materials, records, databases, documents and other papers which are in its possession, custody or control and that are the other Party’s property, or that otherwise relates to the other Party’ business.

7.	Term of this Agreement

7.1	This Agreement shall be effective from the Commencement Date and shall be valid until the 5th anniversary of the Commencement Date i.e. up to 31st March 2018 (Term) unless terminated in advance by mutual consent or as provided in clause 8.2 below.

7.2	Either Party may terminate this Agreement by giving notice to the other if:

(i)	the other is in breach of any provision of this Agreement and (if it is capable of remedy) the breach has not been remedied within 60 days after receipt of written notice specifying the breach and requiring its remedy; or

(ii)	the other becomes insolvent, or if an order is made or a resolution is passed for its winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction); or

(iii)	a delay in performance due to Force Majeure lasts for more than two (2) months.

7.3	All clauses, which by their very intent require to survive the termination or expiry, shall survive the termination or expiry of this Agreement for any reason and continue indefinitely.

8.	Force Majeure

If the performance by either Party of any obligations under this Agreement (except a payment obligation) is delayed or prevented by circumstances beyond its reasonable control, the affected Party shall not be in breach of this Agreement because of that delay in performance.

9.	Independent Contractor Relationship

Nothing in this Agreement shall be construed as constituting the relationship of employer and employee, a joint venture, arrangement for sharing profits or partnership between the Parties.

10.	Liability

10.1	The Service Provider makes no representation nor gives any warranty to the Customer that any advice or information given by the Service Provider, or the content or use of any materials, works or information it provides in connection with this Agreement, will not constitute or result in any infringement of third-party rights.

10.2	Notwithstanding anything contained herein, neither Party’s liability for any breach of this Agreement or the termination hereunder shall extend to any compensation, reimbursement or damages or losses, or any loss of prospective profits, loss of revenue, loss of anticipated sales, loss of data, and including but not limited to expenditure, investment, lease, commitment, loss of contracts or opportunity, whether direct or indirect, even if the possibility of those losses were within contemplation.

11.	General

11.1	Notices: Any notice to be given under this Agreement must be in writing, may be delivered to the other Party by speed post/registered post/courier or any means of recorded delivery, and will be deemed to be received on the date of receipt or latest within two (2) business days of posting.

11.2	Headings: The headings in this Agreement are for ease of reference only; they do not affect its construction or interpretation.

11.3	Assignment: Except as expressly set out in this agreement, neither Party shall be entitled to give, bargain, sell, assign, let or otherwise dispose of any or all of its rights and obligations under this Agreement without the prior written consent of the other Party, neither may the Service Provider subcontract the whole or any part of its obligations under this Agreement except with the express prior written consent of the Customer, such consent not to be unreasonably withheld.

11.4	Severability: If any part or any provision of this Agreement is considered void or unenforceable in any jurisdiction, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected or impaired.

11.5	Entire Agreement: This Agreement constitutes the entire agreement between the Parties superceding all prior agreements relating to its subject matter and each acknowledges that it has not entered into this Agreement on the basis of any warranty, representation, statement, agreement or undertaking except those expressly set out in this Agreement.

11.6	Formalities: Each Party shall take any action and execute any document reasonably required by the other Party to give effect to any of its rights under this Agreement, or to enable their registration in any relevant territory provided the requesting Party pays the other Party’s reasonable expenses.

11.7	Amendments: No variation or amendment of this Agreement shall be effective unless it is made in writing and signed by both Parties.

11.8	Third parties: No one except the Parties has any right to prevent the amendment of this Agreement or its termination, and no one except you or us may enforce any benefit conferred by this Agreement, unless this Agreement expressly provides otherwise.

11.9	Governing Law and Dispute Resolution: This Agreement is governed by, and is to be construed in accordance with the laws of India. Any dispute which has arisen or may arise out of, or in connection with, this Agreement shall be referred to a single arbitrator to be finally resolved by arbitration under the auspices of Arbitration and Conciliation Act, 1996. The seat, or legal place, of arbitration shall be New Delhi, India and the language of arbitration shall be English. The decision of the arbitrator shall be final and binding to the fullest extent permitted by law. Subject to the foregoing, either Party may bring proceedings for an injunction before any competent Indian courts.

EXECUTED under hand in two originals the day and year first before written

SIGNED for and on behalf of	)

SESA STERLITE LIMITED	)

Director	)

Director/Company Secretary	) /s/ D. D. Jalan

SIGNED for and on behalf of	)

VEDANTA RESOURCES PLC	)

Director	)

Director/Company Secretary	) /s/ Tom Albanese